INVEST IN **MOONPRENEUR INC (DBA, MOONSHOT JUNIOR)**

Revolutionary STEM platform to create future innovators and entrepreneurs

PITCH VIDEO INVESTOR PANEL


MOONPRENEUR
Igniting Sparks of Innovation
Vision: To ignite the spark of innovation & entrepreneurs in every child so they can reach their full potential
Mission: To build Innovators & Entrepreneurs of the Future

moonpreneur.com San Jose CA

SaaS B2B B2C Edtech Education

LEAD INVESTOR

Mrugesh Katepallewar

I am investing in this company because i feel this STEM platform includes the appropriate real-world application and teaching methods. As a result, students in any subject can benefit from this STEM platform. This platform has some benefits for children, 1. It help Enhance Creativity and Innovation Among Children. 2. Supports Teamwork. 3. Helps Students Become Comfortable with Modern Technology. 4. Instill Problem Solving Skills. In short, It has huge growth potential. I find leadership team is extremely competent and passionate about their goals.

Invested $5,000 this round

Highlights

1. Revolutionary patent-pending experiential learning subscription program, 40% QoQ growth & 3-4yrs LTV
2. $100K+ in monthly revenues (MRR), with cash flow positive by Q1, 2023 ($1.7M+ ARR by the end of 2022) (not guaranteed).
3. Raised over $2.5M so far (via Wefunder & Angels).
4. Our students have launched products on Kickstarter, amazon, app store, NFTs and became entrepreneurs
5. The founding team built multiple successful tech companies in Silicon Valley and beyond.
6. Guided by many entrepreneurs as investors/advisors who have themselves built/exited $100M+ companies

6. Guided by many entrepreneurs as investors/advisors who have themselves built/exited $100M+ companies

7. We've delivered our programs to over 2000 students in the last 18 months. Strong growth.
8. Try before you invest : Book a free trial at: https://moonpreneur.com/book-a-free-trial/

Our Team



Alok Jain Co-founder, CEO

Serial Entrepreneur. Founded four successful Silicon Valley companies. Passionate for K12



education, eCommerce & online marketing. An IIT-Bombay Alumunus. Including: eZdia Inc, RealtyCohost.

Our preliminary research showed that the current education system with its traditional approach to learning is not catering to the needs of the children for building their future. We care not only because we have a close association and experience in e-commerce and can see and predict the needs of the future but also as parents of school goers.



Vishal Malhotra Co-founder, COO & CTO

Serial Entrepreneur, ex CTO of EQ2, a medical software company (deployed it in over 500 large hospitals).



Vikas Shukla Co-founder & Chief Innovation Officer

Founder and CEO, Reference Design Inc. Author of several technical books. Successfully launched 10+ hardware products on Kickstarter and raised money. An IIT-BHU Alumni.



Ken Burke Advisor

Founder, EntrepreneurNOW! Sold his company Market Live at $100 Million.



Upen Varanasi Investor and Advisor

CEO & Co-founder of Riversand Technologies, Houston Master's Degree in Mechanical Engineering, University of Missouri-Rolla



Deepak Jain Investor and Advisor

CEO & Founder, Swych, Inc. Global Head of Payments, Finalbr



Gaurav Pant VP of Operations

Co-founder and CEO, Om Sharnam



Uttara Kumar Verma Gamification Head

Co-creator Moonpreneur, Founder-Anadik Technologies

Revolutionary STEM platform to create future innovators and entrepreneurs

Moonpreneur, a Silicon Valley startup aims to disrupt education and EdTech in particular, via its patent-pending, outcome-focused program.

Innovation & Entrepreneurship is NOT taught in K12 education:

- Future of work and college admissions are changing, and the current K12 education system is not keeping up
- Students don't realize their passion till university or even later
- Over 80% educator agree that their key concern is how to ignite interest among students


Future needs innovative (STEM) and
entrepreneurial mindset but current K12


school system is not prepared for it.
Struggle of US Children with STEM
U.S. rank 30th in math and 19th in Science among 35 industrialized nations - Pew Research Center
Igniting Interest in STEM among Students is Hard
Future of Work is Changing
40% of workforce in USA is contingent/freelance
will account for two-thirds of all jobs by 2030 (Deloitte)
K12 EDUCATION
INNOVATION
ENTREPRENEURSHIP
STEM
Kids are Wasting Productive Hours
1.5hrs/day playing digital games and 3hrs/day watching TV
Building Good Profile for College Admission is Challenging
There is no systematic way to build a good profile required for top colleges
Innovation & Entrepreneurship should be taught early:
95% decision are based upon subcounscious
subconscious (rewiring brain) takes a ton of effort and self-awareness.

The opportunities we are creating:

- Revolutionary STEM platform to create future innovators and entrepreneurs
  (Early mover advantage)
- We help the students in the early realization of their passion
- Skill-building (technical, soft and entrepreneurial) in children through hands-on product creation
- Introducing structured product innovation to K12 students
- Provide hands-on experience of product building and launching to children

Do you know that the Future Of Work Will Demand Several key Skills including Curiosity, Innovation, Entrepreneurship, Empathy, Resilience, Imagination & Creativity, Networking & Relationship.

Though, we believe, each one of us is gifted, but still, the top 5 percentile students can really maneuver the systemic gaps. What happens to the remaining 95%? Well, unfortunately, the remaining 95%, especially at a younger age, struggle with challenges due to lack of access, interest and overall motivation.

At Moonpreneur we are looking to change that!

We believe that every child has the potential to innovate and leave an impact on the world. And we are on a mission to ignite the spark of innovation and entrepreneurship in every child so that they can reach their potential.

Our platform encourages and motivates children and teaches them all of the key skills for the future of work in an outcome-focused and fun-filled learning environment.

With our methodology & processes, every child undergoes experiential learning by building a prototype using design thinking and presenting their ideas to the world and finally launching the innovation in the market. Our hands-on programs combine a world-class pedagogy of teachers and methodologies, learning kits, curriculum, real-world applications and thus teaching our students product-building experience in a scalable way.


Providing Holistic Education by Imparting Technical, Entrepreneurial, and Power Skills
Experiential STEM Education
Teaching hands on robotics, game & app development, Advanced Applied maths using experiential learning methodology
Experiential Learning to Ignite Interest
A powerful combination of veteran instructors, experiential teaching methodology, custom learning kits, outcome focused education and strong curriculum help igniting interest among students
Soft Skills are key to success
Our power skills teach team building, communication
Technical Skills
Power Skills
Advanced Math
Gamification to Turn Consumption to Creator Mindset
Using Gamification & experiential learning as a powerful and fun-filled tool to ignite interest and increase engagement
Product Building and Launching Experience
Kids at Moonpreneur Learn, Ideate, Build and Launch the product to attain an entrepreneurial experience thus building great profile for collage admission and future of work
Idea Generation to Pitch Presentation
Where Kids build their teams, create a prototype


in development of leadership qualities
using design thinking, got their idea on a pitch format and pitch to a jury

Our Offerings

Our platform offers two highly effective and very scalable programs called Innovator Program' for 8-15yr olds and 'Entrepreneurship & Leadership Development Program' or ELDP for high school & university students.



Summary of Our Programs

Program Name	Target Customer	Business Model	# of Students
Innovator Program (Classroom Program)	Parents of 8-15 yrs old	Monthly ($149) or Annual Subscription ($1399) 3-5 yrs of LTV	623+ Active Students (Adding 60+ students per month)
Pre-Incubator (1:1 & Classroom)	Parents of 12-17 yrs old	Monthly Subscription (Starts at $599)	Running small pilot (A branding vehicle)
Entrepreneurship & Leadership Program (ELDP) (Large Cohort)	IIT's & IIM's (and other institutes including TiE, ISHA Vidhya etc.) incubation center, philanthropist, corporates (15-23 yrs old)	$100 - $300 per student paid by Parents/Students & philonthropist/ corporate (Marketed by Institutes)	1500+ Students (A branding vehicle)

1 - Innovator Program

Innovator Program(IP) is for young children aged 8-15 and is delivered through four quarterly modules in a year-long live online instructor-led format, where students learn cutting edge technology like robotics, smart devices, game and app development, and soft skills, where each student able to gain technical knowledge & entrepreneurial skills and create a prototype, and take their ideas into a pitch and present it to a jury and participate in global competition Moonbattle (moonbattle.com). Also, able to raise money via Moonpreneur crowdfunding platform, moonfunded (moonfunded.com) and able to launch the product in the market

Many of our students have launched their products on Amazon/eBay, mobile apps on IOS/Google play, video games on Unity, Roblox, artworks on NFT platforms and books on Amazon books among others. With our innovator program, children are learning necessary skills and are developing their own products which they are taking to market. Our Innovator Program is helping children develop an entrepreneurial mindset via STEAM thus making them ready for the future of work.


Innovator Program (for 8-15yrs old) US UK
Foundation in Technology
· Programming/Coding
· Technical Skills
Prototyping
· Empathize · Define · Ideate
· Prototype · Test
Go to Market (ELDP)
· Idea Generation · Team Building · Market Survey
· Draft Prototype · Pitch Preparation
· 3-5 yrs Life Time Value(LTV)
· Monthly Subscription $99/Month
· Parents pay $900+ upfront
· Holistic Development
Technical Skills
Robotics | App & Game Development
Embedded Programming
Algorithms
Design Thinking
Power Skills
Graphic Designing
Video Editing
Team Building
Presentation & Communication Skills
Financial Literacy
Advance Math
Advance Common Core Standards
Vedic Math
Mental Math
ELDP (Entrepreneurship & Leadership Development Program) (For 15 - 23yrs old)
India Colombia (Latam)
IIM KOZHIKODE
IIT GUWAHATI
IIT ROORKEE
ISHA VIDHYA
IIM VISAKHAPATNAM
IIM LUCKNOW



Innovator Program (for 8-15yrs old)
US
UK
Technical Skills
Power Skills
Advanced Math
Complexity Keeps Increasing
TIER-0
Block Coding
Simple Circuits
Programming Logic
(8-10yrs old)
TIER-1
Coding (C++)
Circuits/Sensors
Microcontroller (Arduino)
(10-13yrs old)
TIER-2
Coding (C++/Python) – Adv.
Circuits (H-Bridge, Adv.)
Motor Drivers & Sensors
(11-15yrs old)
TIER-3
Coding (C++/Python) – Adv.
Circuits Adv - 1
Nvidia Jetson (SBC)
Motor Drivers & Sensors
TIER-4
Coding (C++/Python) – Adv.
Circuits Adv - 2
Nvidia Jetson (SBC)
Servo, Stepped, Motor Drivers & Adv.
Technical Skills
Advanced Math
Power Skills



Innovator Program – Holistic Education
MOONPRENEUR
TECHNICAL SKILLS
Robotics
Programming – C++/ Python
Prototyping
Design Thinking
Circuit Design
AI and ML
POWER SKILLS
Graphic Design
Video Creation
Presentation & Communication skills
Financial Literacy
Online Marketing
Team Building
Power Skills
Technical Skills
Advanced Math
ADVANCED MATH
Vedic Math
Mental Math
Common Core Math
Programming & Technical Skills
Leadership & Entrepreneurial Skills
College Admission
Future of Work
www.Moonpreneur.com

Here is a short advertisement video of our Innovator Program:



What To Expect In Moonpreneur's Robotics Workshop? | In...
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NPRENEUR
Igniting Sparks of Innovation
A Sneak Peak
of What Happens
In Moonpreneur's
Robotics Workshop
Watch on YouTube

2 - ELDP Program

Targettted at students in the age range of 15 to 23 years, ELDP is delivered through a series of boot camps & incubation modules in a live online instructor led format in collaboration with global world-class colleges and organizations. Here, students are able
to learn ideation, design thinking, revenue & business model, go to market etc. and present their ideas to investors & industry leaders and are also able to raise money via Moonpreneur proprietary crowdfunding platform, moonfunded. In less than 2 years of our journey, several thousand students have graduated from this program in partnership with multiple colleges including IIM Kozhikode, IIT-Roorkee, University of Texas El Paso, IIM-Vishakhapatnam, IIT-Guwahati, TiE Dallas, RGUKT, SVU, PU & Isha foundation etc.

TiE Dallas, RGUKT, SVU, PU & Isha foundation etc

- ELDP is completely driven in a B2B2C model where we are partnering with the colleges, universities, institutions (for student acquisition) to deliver this program
- We have also partnered with many schools to impart our courses at Schools which will also bring a steady flow of students for the Innovator program
- We are receiving a lot of interest from our channel partners (globally).
- Many HNIs and corporates have come forward to gift our courses to bright students. In future, this stream is bound to grow significantly


ELDP Program (for 15 - 23yrs old)
India
Colombia (L A)
Go to Market (ELDP)
• Idea Generation • Team Building • Market Survey
• Draft Prototype • Pitch Preparation
Our Partners for ELDP Program
DALLAS
LIVE
IIMFIELD
TIDES
VIDHYA

Traction

Our SaaS-based monthly subscription and product-first approach is experiencing huge MoM growth rate, with over 2000 students in various of our programs in USA, UK, Canada, India, UAE etc. translating to $100K+ in revenue per month (MRR). There's also some very smart money coming in including investments by EdTech industry leaders. Also, we're observing one of the lowest student attrition rates across the EdTech industry.

What's more rewarding is that several of our investors are parents of our students who fell in love with what we do at Moonpreneur. **Before you invest, we invite you to try (or refer families who could benefit from) our FREE, no commitment Trial Session (https://moonpreneur.com/book-a-free-trial/).** As we're confident you will not only fund our campaign but will also become our customer.

Scalability

- Both Innovator program and ELDP are highly scalable products
- With our unique cohort-based teaching methodology (with two teachers), we can scale from few hundreds to tens of thousands of students within a short span of time while ensuring that each student get complete end to end experience of learning, building a prototype and taking their ideas to the market
- A healthy mix of synchronous & asynchronous modes ensuring optimum usage of resources with quick cycle time for delivery
- Core focus on delivery via Classroom model while ensuring that each child gets individual attention from teachers
- Onboarding channel partners at a fast pace. All these channel partners come with industry and geography experiences of multiple years in the intended

market

Go to market (Growth Hack)

Both Innovator program and ELDP have started generating positive vibes in the industry which is also helping us to grow our business via multiple strategies:

- Our pitch competition platform Moonbattle enables students of Innovator Program to develop their leadership skills and build a team (that includes non-Moonpreneurs) and ideate and pitch their product idea as a team to a panel of entrepreneurs, subject matter experts, and industry leaders. This highly engaging platform brings together Moonpreneur Students, their parents and non-Moonpreneur students together to create a highly charged environment:


Go To Market - Product/Growth Hacks
· Digital Ads (Facebook, Google and Bing Ads)
· Leads via Agencies (working with two agencies, onboarding more)
· Booths in Events and Grocery Stores
MoonBattle (A Flagship Robotics Competition)
· Our students build teams (using non-Moonpreneur students) and take their idea to the market
· Vehicle to involve existing students/parents into lead gen (MoonBattle is part of our curriculum)
Idea Generation
Leadership Training
Build Your Team With Non-Moonpreneurs
Pro sessions, Pitch Preparation & more
Pitch Fest
Conversion of Non-Moonpreneur Students to Customers
MOON BATTLE

Learning Kits

We are building learning kits which not only help us in delivering our current programs successfully, but also these kits can be marketed as stand alone products in future. Here is an example of one of our learning kit:


Moonpreneur: Entrepreneurial Board Game || Moonshot Jr
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INSURANCE
CONSULTANT
COMPANY REGISTRATION
PRODUCTS FACTORY

Why Virtual Classrooms/Cohorts:

Our focussed mode of delivery is via online classroom approach where children learn together with individual attention from teachers:

- Kids learn better when they learn together with their peers
- Children show higher engagement and motivation level when other children in the class start asking questions or start performing better.
- Scalability is high with the classroom mode of delivery
- With global audience in the same classroom, our children are getting exposure to multiple cultures
- We ensure that children learn at the learning pace which is suitable to them
- With the prevalence of school education globally and due to online delivery of classes due to corona, kids are already conditioned to learning in online classrooms settings
- Hands on learning using physical products which is complemented by online tools like tinkercad, code.org etc
- Post Corona, parents continue to prefer "add-on" classes (i.e. outside of regular school) that their children can attend from the comfort of the home.

Revenue Growth

Moonpreneur is generating revenue that places it firmly above and beyond the "proof of concept" phase; most other equity crowdfunding campaigns are pre-revenue at best. It is no small feat that in 2 years since the company's inception, we have grown to a 80+ full-time employee team and over $100,000+ in MRR. Besides:

- We're adding several hundred customers each month
- We have generated revenues of $200,000 in 2020 and approx $464,000 in 2021 and we are on our way to $3M+ ARR by end of 2022 (not guaranteed).
- The Innovator Program is a multi-year, multi-tier program that has a high LTV since students can be retained for years with multiple projects at a low acquisition cost
- We have several B2B customers and have a strong pipeline
- Every month we are tying up with a new IIT or IIM and other prestigious institutes


Monthly Revenues 2022 (Actuals & Forecast)
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
January 2022
February 2022
March 2022
April 2022
May 2022
June 2022
July 2022
August 2022
September 2022
October 2022
November 2022
December 2022
Revenue Total

Forward looking projections cannot be guaranteed.


Financial KPIs
$40,000,000
$30,000,000
Year
2020
2021
2022
2023
2024
2025
Actual
Actual
Actual + Forecast
Forecast
Forecast
Forecast



Revenue
$20,000,000
$10,000,000
$0
2020
2021
2022
2023
2024
2025

Total Revenue	$202,316	$463,683	$915,750	$3,925,877	$12,083,989	$30,636,499
EBITDA	$316,069	$1,178,473	$1,543,640	$19,688	$2,560,566	$12,080,337
EBITDA%			168.9%	0.6%	21.2%	39.6%



LTV / CAC
Dec, 2021
Dec, 2022
Dec, 2023
Dec, 2024
Dec, 2025

	Dec, 2021	Dec, 2022	Dec, 2023	Dec, 2024	Dec, 2025
LTV/CAC (Lifetime value/ customer acquisition cost)	1.35	3.14	4.17	6.40	10.00
	LTV 12-16 months	- Increased price in mid May - Added advanced math (7% customers converted)*	10% customers will opt for Math & will stay for 2-3 yrs	20% customers will opt for Math & will stay for 3-4 yrs	25% customers will opt for Math & will stay for 3-4 yrs
Gross Margin	-64.56%	40.12%	64.87%	68.87%	69.9%
	Started regular batches (after initial pilot), several batches were running with 20% utilization	*improved utilization rate to ~60% preparing to scale*	continue to improve utilization rate (>60%) & some pre-recorded programs	continue to improve utilization rate (>75%) & some pre-recorded programs added	continue to improve utilization rate (>80%) & some pre-recorded programs added
LTV	$1,400	$2,200	$2,600	$3,200	$4,000

Looking for Next Growth Capital

$1.2M Bridge Round
($25M/20% discount SAFE)

$3.5M raised so far

Planned Future Raises
Series A : $15M - $20M in Q2/Q3 2023
Series B : $35M - $50M in Q1/Q2 2025

- Multi year/tier/stages Program (long LTV)
- Gross margin ~70% by 2024
- Profitable Growth/Unit Economics
- Large Market (TAM $12B, SAM $6.5B, SOM $1.4B)
- Unique (outcome focus) Education
- Low CAC & low Churn
- $100K+ MRR

Vision
To ignite the spark of innovation and entrepreneurship in every child so they can reach their full potential

Mission
To build innovators and entrepreneurs of the Future



10%
20%
Platform
70%
Customer Acquisition

Use of Funds

TAM

We can draw data in multiple ways ($5.5B+ market in US alone.. And expanding to other territories we see at least another $6.5B market). Combined with our MoonCamps and ELDP offerings, we see a TAM of approx $12B market or more worldwide.

TAM - SAM - SOM



TAM
$12B
SAM
$6.5B
SOM
$1.4B

- We've used share of wallet or only facebook audience to determine our TAM-SAM-SOM
- Target market is a lot larger, though we wanted to stay conservative in our analysis
- We've tried our program in various demographics & GEOs and found success. At this time, we're taking a very focused approach (where we've found optimum CAC) with limited demographic & GEO and confident to reach to $40M ARR by end of 2025.

Competition

With our focus on holistic education, we have been able to differentiate ourselves clearly from our competion:

Competitive Analysis

	MOONPRENEUR	Whitehat Jr (Byjus Future School)	Code Ninjas (USA)	Code Young	Vex/Lego Robotics
Core Offering	Innovation and Entrepreneurship	Coding only (Primarily)	Programming Only	Programming Only	Programming + Hardware
Experiential Learning	✓	✗	✗	✗	✗
Instructor Led	✓	✓	✓	✓	No
Prototyping	✓	Maybe	✓	Maybe	✓
Entrepreneurship/Soft Skills	✓	✗	✗	✗	✗
Crowdfunding	✓	✗	✗	✗	✗
Global Competition	✓ (MoonBattle)	✗	✗	✗	✓
CoLoMarket experience	✓	✓	✗	✓	✗
Learning Kits	✓	✗	✗	✗	✓
Online	✓	✓	✗	✓	Hybrid



Price	$$	$$$$	$$$	$$$	Not Applicable
Profile for College Admission	✓	✗	✗	✗	✗

Children go through a full product development lifecycle while exploring & learning, designing and building prototypes and leveraging moonbattle to showcase their creation to the market in a cost efficient manner.

Growth Opportunities:

With the product portfolio and the delivery models that we are developing, in future, to grow our business multifold, we will have multiple options from which we can choose our growth strategy:


Growth Opportunities
Innovator Program: B2C
• Continue to focus on US market, but eventually expand to UK, Canada, India, UAE, Singapore, Australia.
• Bring a hybrid (instructor led + pre recorded) program to expand TAM in USA/ UK/Canada & Asia. Bring pre-recorded only programs to expand globally.
• Open up for partners to serve their programs.
• Expand to homeschool students in USA (3.7+ million students)
• Combine multiple tiers with pre-incubator and expand LTV from current 2-3yrs to 4-5yrs.
• Prepare high school students for jobs without a college degree (vocational + Entrepreneurial skill)
• Possible hybrid (on-premise/online) franchise network.
Innovator Program: B2B
• Sell to public, charter & private school system (30 Mn students in public schools and 3 Mn in private in USA alone)
• Collaborate with institutions offering after school programs.
ELDP Program
• Expand to other IITs/IIMs (over 40), and other institutions with incubation center.
• Take this program to Africa, Latin America and other developing countries.

Product Roadmap

We are building our own platforms which will enable us to scale up big time when serious VC money flows in (not guaranteed):


Product Roadmap
Marketing and Sales Platform
Release V1.0
Release V2.0 (AI and ML)
Marketing and Sales Platform (2022)
MoonBattle
Release V1.0
Release V2.0
MoonBattle - Growth Hack (community lead gen) (2022)
MoonJourney
Release V1.0
Release V2.0
MoonJourney - Student Journal (2022)
Moonfunded
Release V1.0
Release V2.0
MoonFunded - Our proprietary Crowdfunding platform (2022)
Custom Learning Management System
Support for Innovator Program, Mobile Devices
Advance Notifications
Parent's Dashboard, Referral, Push Notifications
Advanced Parent's Dashboard
Advanced Quiz
AI and ML implementation
AR/VR support Dashboard
2021
2022
2023
2024

Happy Parents

Parents are very happy with our programs and delivery and they gladly recommend our Innovator Program with other parents:


Parents' Reviews for Innovator Program | Moonshot Jr
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REVIEW BY
HAPPY PARENTS


ERIKA LEE
DEEPAK CHOUKSE
AMIT SHARMA
RAJNISH KUMAR
Watch on YouTube

Student's Success Stories


Innovator Program Success Stories
MOONPRENEUR
Founder & Developer of Ghost Clear
Launching art on NFT marketplace
DIY Embedded Kit
Launch : Jun'20
Sold : 100+ boxes
HydraBot
Social Impact Project
Game App Developer
TEDx
Creator of ghostclear.com
Created art and sold on Rarible (NFT)
Raised $8000+ on Kickstarter
Ready to launch on Kickstarter
Invited for a Tedx Talk session
Founder MQBit, Creator Tambola app
17 yrs
13 yrs
14 yrs
13 yrs
14 yrs
20 yrs
Early introduction to failure
Early introduction to practical finance (P/L)
Stellar resume for 'college application' and 'future of workforce'

Every new beginning is seeded deep within an inspiration! Kids of today are booming with inspiration and Moonpreneur is here to show these creative minds a way to turn ideas into success stories. From idea conceptualization to final release, we have a team of experienced mentors to take care of everything. We have assisted many students to pursue their passion and innovation in the past 1 year. Presenting some of the success stories from our journey:

- Sania, built her computer kit and went on to complete a successful Kickstarter (raised over $8500). It is now selling on Amazon and eBay.
- Samvi, designed a subscription toy box to engage children with autism which led her to speak at TEDx.
- Shourya, Founder of MQBit and creator of the Tambola app available on The Google Play Store or the Apple App Store!
- Shoham, created own game on Roblox and conducted game development session. Also built AquaShot game and sold over 250 quantity on Amazon.


Moonpreneur Review By Students and Parents
Igniting Sparks of Innovation
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FANTASTIC MOMENTS
TESTIMONIALS BY PARENTS & STUDENTS
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Moonpreneur already has a base platform/processes/curriculum and is now seeking investments to scale their growth and build a world-class EdTech company for K-12.

Team




Alok Jain, CEO
(USA)
Cofounder/CEO, Moonpreneur
(Ex Cofounder/CEO eZdia &
Realtycohost Ex. Walmart/eBay
An IIT-B Alumnus)
linkedin.com/in/alokkjain
Vishal Malhotra
COO/CTA (USA)
Ex. CTO at EG2
Founder Computer Education
Franchise
linkedin.com/in/vishal-malhotra-10909118
Vikas Shukla
Chief Innovation Officer, (USA)
Ex. CEO Reference Design
An IIT-BHU Alumni
Sailesh Malhotra, MD
(India)
Ex Managing Director,
Accenture
75+ Full Time Employees
(65 are in our India Office)
- Marketing & Sales : 29
- Tech & RnD : 21
- Operations & eComm: 28
(Including 15 teachers)
Moonpreneur's India office
14


Investors & Advisors
MOONPRENEUR
Himanshu Aggarwal, India
Founder Aspiring Minds (acquired by SHL.com)
Advisor & Lead Investor MSJ
Ken Burke, USA
Founder of 4 online tech companies
Sold MarketLive (eCommerce platform) at $100M+
Upen Varanasi, USA
CEO - Riversand Technologies
Over 20 years in Data Management space
Dr. Shambhavi
Child Psychologist
PhD Psychology, MBA HR
India
Sapna Malhotra
Teacher Training and
Educational Consultant
Moonshot Junior
Hemant Kale
Founder & CEO
Fortune Makers,
Serial Entrepreneur
Ali Davoudi
Vice Chairman, Million Air
USA
Rod Robinson
Advisory Board Member,
Techstars
USA

The Moonpreneur founding team comprises several serial entrepreneurs. We have some of the biggest names on our advisory board including Ken Burke, Himanshu Aggarwal, Upen Varanasi and Ali Davoudi. Some have founded and exited $100 million+ companies. Moonpreneur is driven by the idea that the best work is born from diligence, creativity, and fun. We are a family of professionals working collectively to foster an entrepreneurial mindset in children at an early age.

What's more rewarding is that several of our investors are parents of our students who fell in love with what we do at Moonpreneur. **Before you invest, we invite you to try (or refer families who could benefit from) our FREE, no commitment Trial Session (https://moonpreneur.com/book-a-free-trial/)**. As we're confident you will not only fund our campaign but will also become our customer.

Goes without saying, the post-pandemic world has seen unprecedented growth in the eLearning industry including many new unicorns. If you believe in our mission and wish to help nurture innovative minds, we invite you to join us on our journey to change the future of Education and impact millions for good.

Downloads

Moonpreneur PitchDeck Fu Sep V4.pdf